                              AMENDED AND RESTATED
                         HORIZON GROUP PROPERTIES, INC.
                                     BY-LAWS


                     Originally adopted as of April 28, 1998
                   Second Amendment adopted as of June 8, 2000


Pursuant to Article 10 of the Amended and Restated By-Laws of Horizon Group Properties, Inc. (the "Corporation") and by the action of the Board of Directors of the Corporation at the meeting of the Board of Directors on June 8, 2000,
Section 2.02 of the Amended and Restated By-Laws of the Corporation is hereby replaced in its entirety with the following new Section 2.02:

      "Section 2.02 ANNUAL MEETING. The 2000 annual meeting of the stockholders shall be held on Tuesday, August 29, 2000 at 11:00 a.m., local time. Each succeeding annual meeting of the stockholders shall be held on the second Tuesday in May, at such place and time as determined by the Board of Directors. At each annual meeting, stockholders entitled to vote shall elect the members of the Board of Directors and transact such other business as may be properly brought before the meeting in accordance with the Articles of Amendment and Restatement of the Corporation (the "Articles") and, to the extent not inconsistent therewith, notice procedures specified in Section 2.04 below."

This first Amendment to the Amended and Restated By-Laws of the Corporation is adopted as of June 8, 2000.

                                      23